UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   001-41870

Diversified Energy Company PLC
(Exact name of registrant as specified in its charter)
1600 Corporate Drive
Birmingham, Alabama 35242
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal (par) value £0.20[1]
(Title of each class of securities covered by this Form)
None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:	One

1
On November 21, 2025 (the “Effective Date”), the redomiciliation of Diversified Energy Company PLC (“DEC PLC”), a public company incorporated under the laws of England and Wales, was implemented by way of a UK court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”). Pursuant to the Scheme, a new U.S. holding company, Diversified Energy Company (“DEC US” or the “Company”), a Delaware corporation, was inserted as the ultimate parent company of DEC PLC and its consolidated subsidiaries.

As a result of the redomiciliation, the jurisdiction of incorporation of the ultimate parent company of DEC PLC and its consolidated subsidiaries changed from England and Wales to the State of Delaware. In connection with the Scheme, each holder of one ordinary share (or a depositary interest representing an ordinary share) of DEC PLC (the “Ordinary Shares”) received one share of common stock (or a depositary interest representing a share of common stock) of DEC US, par value $0.01 per share (the “Common Stock”). The issuance of the Common Stock was exempt from registration under Section 3(a)(10) of the Securities Act of 1933, as amended.

Prior to the Effective Date of the Scheme, the Ordinary Shares were registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and were listed on Equity Shares (Commercial Companies) Category of the Official List (the “Official List”) of the Financial Conduct Authority and on the London Stock Exchange’s (the “LSE”) main market and the New York Stock Exchange (the “NYSE”). The Scheme constituted a succession for purposes of Rule 12g-3(a) of the Exchange Act. Beginning on November 24, 2025, listings of the Ordinary Shares on the LSE and NYSE were cancelled. The NYSE filed a Form 25 on November 24, 2025 to remove the listing of the Ordinary Shares from the NYSE. Such Form 25 and this Form 15 relate solely to the Exchange Act reporting obligations of DEC PLC, and do not affect the reporting obligations of DEC US, which is the successor to DEC PLC under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Diversified Energy Company PLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: December 4, 2025	By:	/s/ Robert Russell (“Rusty”) Hutson, Jr.
Name: Robert Russell (“Rusty”) Hutson, Jr.
Title: Co-Founder, Chief Executive Officer and Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this post-effective amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Birmingham, Alabama on December 4, 2025.

By:	/s/ Benjamin M. Sullivan
Name: Benjamin M. Sullivan
Title: Senior Executive Vice President & Chief Legal and Risk Officer of Diversified Energy Company PLC